THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - February, 2024

	TOTAL
Income	
*Sales	
Dine-In & Takeout	1,036,889.75
POS Variance	-8.69
Reservation Deposit	0.00
Total *Sales	**1,036,881.06**
California State Sales Tax	98,706.18
Excess Payments	270.03
Total Income	**$1,135,857.27**
Cost of Goods Sold	
Food & Beverage	313,224.60
Local Purchase	356.99
99 Ranch	13,882.06
Costco	3,275.69
Galleria Foods Wholesale	8,796.33
Other market	492.71
Total Local Purchase	**26,803.78**
Total Cost of Goods Sold	**$340,028.38**
GROSS PROFIT	**$795,828.89**
Expenses	
Advertising & marketing	
Marketing Expense	28,068.29
Website ads	314.00
Total Advertising & marketing	**28,382.29**
Auto Expense	
Gas	795.47
Vehicle expenses	
Parking & tolls	180.00
Vehicle repairs	90.00
Vehicle wash & road services	500.00
Total Vehicle expenses	**770.00**
Total Auto Expense	**1,565.47**
Employee Reimbursement	-2,665.46
Petty Cash	5,304.42
Total Employee Reimbursement	**2,638.96**
Insurance	11,916.43

THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - February, 2024

	TOTAL
Laundry & Linen	5,304.20
Legal & Professional Fees	
Accounting fees	
CPA	2,700.00
Total Accounting fees	**2,700.00**
Total Legal & Professional Fees	**2,700.00**
Merchant account fees	34,813.91
Office expenses	
Printing & photocopying	1,974.30
Shipping & postage	1.27
Software & apps	310.49
Total Office expenses	**2,286.06**
Payroll expenses	
Health insurance & accident plans	9,295.00
Payroll taxes	
EDD UI Tax	13,082.81
Employee Training Tax (CA)	346.40
FICA	
MEDICARE	7,581.28
Social Security Tax	32,436.53
Total FICA	**40,017.81**
FUTA	2,065.76
Total Payroll taxes	**55,512.78**
Salaries & wages	313,033.69
Total Payroll expenses	**377,841.47**
POS Adjustment	11,965.35
Professional Fee	
Legal	1,575.00
Total Professional Fee	**1,575.00**
Rent Expense	
Premises (leasing space)	78,697.44
Total Rent Expense	**78,697.44**
Repair & Maintenance	600.00
Cleaning	13,027.05
Plumbing	750.00
Repair restaurant	1,527.51
Waste management	2,898.52
Total Repair & Maintenance	**18,803.08**
Security System	61.72
Serving Robotic service	653.72

THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - February, 2024

	TOTAL
Supplies & Materials	
Kitchen Supply	745.90
Restaurant Supplies	4,898.47
Amazon	4,310.49
Restaurant Depot	3,633.43
Total Restaurant Supplies	**12,842.39**
Supplies & Materials	1,475.62
Total Supplies & Materials	**15,063.91**
Taxes & Licenses	
Sales tax remitted	98,706.18
Total Taxes & Licenses	**98,706.18**
Total Management Compensation	51,844.49
Utilities	
Internet & TV services	459.96
Water & sewer	1,310.11
Total Utilities	**1,770.07**
Total Expenses	**$746,589.75**
NET OPERATING INCOME	**$49,239.14**
Other Income	
Other Miscellaneous Income	0.80
Total Other Income	**$0.80**
Other Expenses	
2022-2023 Restaurant Purchasing from China	650.99
Total Other Expenses	**$650.99**
NET OTHER INCOME	**$ -650.19**
NET INCOME	**$48,588.95**

Note

This report does not provide assurance. Only for management's use.

THE X POT ROWLAND HEIGHTS LLC

Balance Sheet

As of February 29, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	197,358.48
CHASE SAVING	31,811.76
Checking 0275 (NEW)	130,021.40
Checking 0802 [CLOSED 12/28/2022]	0.00
Total Bank Accounts	**$359,191.64**
Accounts Receivable	
Accounts Receivable (A/R)	**148,960.03**
Delivery sales receivable	451.72
Total Accounts Receivable	**$149,411.75**
Other Current Assets	
Inventory	**214,479.83**
Inventory Asset	0.00
Prepaid expense	44,874.42
Prepaid Rent	0.00
Total Other Current Assets	**$259,354.25**
Total Current Assets	**$767,957.64**
Fixed Assets	**$164,204.24**
Other Assets	
Affiliated company due from	**74,097.87**
Intangible Asset	**90,592.00**
Loans to partners	**107,383.92**
Total Other Assets	**$272,073.79**
TOTAL ASSETS	**$1,204,235.67**

THE X POT ROWLAND HEIGHTS LLC

Balance Sheet

As of February 29, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-53,319.01
Total Accounts Payable	**$ -53,319.01**
Credit Cards	
Chase Credit 0498	15,690.79
Total Credit Cards	**$15,690.79**
Other Current Liabilities	
Affiliated Company due to	1,209.68
Spice World Las Vegas	24.96
Total Affiliated Company due to	**1,234.64**
Customer prepayments	28,515.97
Employee tips payables	234,004.99
Gift Card	32,922.15
Payroll wages and tax to pay	71,244.32
Sales tax to pay	206,080.03
Short-term loans from partners	80,000.00
Total Other Current Liabilities	**$654,002.10**
Total Current Liabilities	**$616,373.88**
Long-Term Liabilities	
Loans from partners	0.00
X POT Vegas	1,209.68
Total Long-Term Liabilities	**$1,209.68**
Total Liabilities	**$617,583.56**
Equity	
Opening balance equity	-1,209.68
Partner distributions	-1,310,221.16
Partner investments	720,269.56
Retained Earnings	1,129,224.44
Net Income	48,588.95
Total Equity	**$586,652.11**
TOTAL LIABILITIES AND EQUITY	**$1,204,235.67**

Note

This report does not provide assurance. Only for management's use.

THE X POT ROWLAND HEIGHTS LLC

Statement of Cash Flows

January - February, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	48,588.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	121,099.02
Accounts Receivable (A/R):Mobile Sales Receivable	2,264.46
Inventory:Food	-6,274.11
Inventory Asset	0.00
Prepaid expense	-37,005.82
Accounts Payable (A/P)	204,920.10
Accounts Payable (A/P):Food & Beverage	150,791.52
Accounts Payable (A/P):Food & Beverage:Beverage	-78.30
Accounts Payable (A/P):Food & Beverage:Beverage:Benson's Alcohol	-70.20
Accounts Payable (A/P):Food & Beverage:Beverage:Southern Glazer's Wine & Spirit	-10,677.16
Accounts Payable (A/P):Food & Beverage:Beverage:Total Wine	-648.72
Accounts Payable (A/P):Food & Beverage:Food	-3,917.00
Accounts Payable (A/P):Food & Beverage:Food:Bao Lee Trading LLC	-3,782.50
Accounts Payable (A/P):Food & Beverage:Food:CHEFS CORNERS	-1,417.98
Accounts Payable (A/P):Food & Beverage:Food:CHUBBY CATTLE WAGYU SUPPLY	-216,956.64
Accounts Payable (A/P):Food & Beverage:Food:Employee reimbursement food cost	-7,288.00
Accounts Payable (A/P):Food & Beverage:Food:FRESH FOOD COMPANY	-16,921.82
Accounts Payable (A/P):Food & Beverage:Food:GALAXY GLOBAL INTERNATIONAL	-1,845.00
Accounts Payable (A/P):Food & Beverage:Food:HING LEE FARM MARKET	-6,461.95
Accounts Payable (A/P):Food & Beverage:Food:JFC INTERNATIONAL	-3,862.92
Accounts Payable (A/P):Food & Beverage:Food:KINGFISHER TRADING CO INC	-11,120.85
Accounts Payable (A/P):Food & Beverage:Food:LA Produce	-2,818.42
Accounts Payable (A/P):Food & Beverage:Food:MUTUAL TRADING CO	-2,597.54
Accounts Payable (A/P):Food & Beverage:Food:RIVER FOOD SERVICE	-9,358.50
Accounts Payable (A/P):Food & Beverage:Food:RIVERA FOOD SERVICE INC	-10,091.20
Accounts Payable (A/P):Food & Beverage:Food:SHENG TAI CO INC	-32,810.36
Accounts Payable (A/P):Food & Beverage:Food:SJ DISTRIBUTORS INC	-18,773.84
Accounts Payable (A/P):Food & Beverage:Food:SSC INTERNATIONAL INC	-886.85
Accounts Payable (A/P):Food & Beverage:Food:Sun Sun Trading	-1,490.05
Accounts Payable (A/P):Food & Beverage:Food:WYZEN FOODS INC	-2,075.00
Accounts Payable (A/P):Food & Beverage:Food:YM TRADING INC	-1,255.00
Accounts Payable (A/P):Management Compensation (Chubby Cattle Int)	-7,798.64
Chase Credit 0498	-3,121.33
Affiliated Company due to:Spice World Las Vegas	-13,222.22
Employee tips payables	41,055.81
Gift Card	-54,845.94
Payroll wages and tax to pay	-447,694.97
Payroll wages and tax to pay:Payroll tax to pay	-30,910.11
Payroll wages and tax to pay:Wages to pay	403,237.20
Sales tax to pay	21,789.12
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-22,921.71**

THE X POT ROWLAND HEIGHTS LLC

Statement of Cash Flows

January - February, 2024

	TOTAL
Net cash provided by operating activities	**$25,667.24**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-4,067.00
Tools, machinery, and equipment:Kitchen Equipment	-13,413.17
Affiliated company due from:New opening locations	-50,000.79
Loans to partners	-20,000.00
Loans to partners:Loans to others	-45,000.00
Net cash provided by investing activities	**$ -132,480.96**
FINANCING ACTIVITIES	
Partner distributions:Chubby Cattle International	-10,820.86
Net cash provided by financing activities	**$ -10,820.86**
NET CASH INCREASE FOR PERIOD	**$ -117,634.58**
Cash at beginning of period	476,826.22
CASH AT END OF PERIOD	**$359,191.64**